Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of HCA Holdings, Inc. and HCA Inc. for the registration of common stock, preferred stock, debt securities, and guarantees of debt securities and to the incorporation by reference of our reports dated February 23, 2012, with respect to the consolidated financial statements of HCA Holdings, Inc. and the effectiveness of internal control over financial reporting of HCA Holdings, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2011.

/s/ Ernst & Young LLP

Nashville, Tennessee

December 10, 2012